July 13, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Donald E. Field
Susan Block
Effie Simpson
Jean Yu

Re:	ProNAi Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 6, 2015
File No. 333-204921

Ladies and Gentlemen:

We are submitting this letter on behalf of ProNAi Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 10, 2015 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-204921) filed with the Commission on July 6, 2015 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Summary Consolidated Financial Data, page 10

1.	Reference is made to footnote (1)(iv) on page 12 relating to the issuance of 758,050 shares of common stock upon consummation of your initial public offering. Please disclose in your footnote the amount reflected in the pro forma balance sheet relating to the expected net exercise of warrants outstanding at March 31, 2015 that would otherwise expire upon the completion of this offering.

The Company respectfully advises the Staff that the amount reflected in the pro forma balance sheet relating to the expected issuance of 758,050 shares upon the net exercise of warrants outstanding at March 31, 2015 is $758.05, which, due to the rounding of various pro forma items in thousands, is by itself reflected as zero in the total stockholders’ (deficit) equity

U.S. Securities and Exchange Commission

July 13, 2015

line item. The Company has also given pro forma effect to the conversion of preferred stock warrant liabilities to additional paid-in capital, which results in a $3,136,000 decrease in preferred stock warrant liabilities and corresponding increase in additional paid-in capital. Because these two pro forma adjustments are both related to the outstanding warrants and the amount resulting from the issuance of the shares upon net exercise of the warrants by itself is immaterial and has been rounded to zero, the Company combined the description of the adjustments in footnote (1)(iv) on page 12 of the Registration Statement. The Company therefore respectfully submits to the Staff that it believes that its current footnote presentation is appropriate and separately providing the immaterial amount resulting from the issuance of the shares upon net exercise of the warrants in the pro forma balance sheet would not be meaningful to investors.

2.	Reference is made to footnote (3) on page 12, which indicates that, assuming a payment date of July 21, 2015, you expect to issue 750,672 shares of common stock to pay $3.9 million of cumulative accrued dividends to your Series C and D redeemable convertible preferred stockholders. In this regard, please provide us with the calculation of the number of shares that will be issued, including how you have valued the shares of common stock to pay the dividend, as it appears to be less than the public offering price of $15 per share, and explain why you believe such treatment is appropriate. As part of your response please provide us with the relevant authoritative accounting guidance which supports the basis for your conclusion.

The Company respectfully advises the Staff that the number of shares of the Company’s common stock expected to be issued to the Company’s Series C and Series D redeemable convertible preferred stockholders will be paid in accordance with the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation, as amended (the “Certificate”). As described on pages 8, 56 and F-40 of the Registration Statement, pursuant to the terms of the Certificate, upon conversion of the redeemable convertible preferred stock to common stock immediately prior to the completion of the offering, the holders of the Series C and Series D redeemable convertible preferred stock will receive a dividend of shares of the Company’s common stock in an amount equal to 50% of their accrued dividends on such conversion date divided by the original issuance price of the respective series. As described on page 56 of the Registration Statement, the cumulative accrued dividends to the Series C and Series D redeemable convertible preferred stockholders have accrued at a rate of 8% per annum of the original issuance price of the respective series, which original issuance price is $5.2150 for both series. As of July 21, 2015, the aggregate cumulative accrued dividends owed to Series C and Series D redeemable convertible preferred stockholders will be approximately $7.8 million. Therefore, pursuant to the terms of the Certificate described above, 50% of that amount (or approximately $3.9 million) would be paid in shares of the Company’s common stock at the $5.2150 original issuance price, which would be calculated as (A * 50%) / $5.2150, with “A” being the total amount of each holder’s cumulative accrued dividend as of the payment date. This will result in the issuance of 750,672 shares of the Company’s common stock upon payment of the cumulative accrued dividends, assuming a payment date of July 21, 2015.

U.S. Securities and Exchange Commission

July 13, 2015

With respect to the authoritative accounting guidance, the Company advises the Staff that it considered the accounting guidance given in ASC 470-20-35-1 and determined that the amended terms of the Company’s Series C and Series D redeemable convertible preferred stock dividends did not result in a contingent beneficial conversion feature under the accounting guidance and there was no impact to the Company’s consolidated pro forma balance sheet.

In addition, in accordance with ASC 260-10 and ASC 480-10-S99-3A, paragraph 20, the dividend will be recognized through stockholders’ equity as a charge against additional paid-in capital (due to the absence of retained earnings) with a corresponding offset to common stock (par value) and additional paid-in capital to reflect the issuance of the 750,672 shares of common stock. As a result, the payment of the dividend is offset within additional paid-in capital in the consolidated pro forma balance sheet.

Dilution, page 60

3.	Reference is made to the table on page 61. Please tell us how you arrived at the amount representing the total consideration paid by existing shareholders of $91.7 million.

The Company advises the Staff that the total consideration paid by existing stockholders was calculated by adding the gross amounts received by the Company upon issuance of its capital stock as follows:

Capital Stock	Shares Issued[1]	Total Consideration
Series A preferred stock	224,564 (252,817 on an as-converted basis)	$2.5 million
Series B preferred stock	1,752,634 (1,947,354 on an as-converted basis)	$13.0 million
Series B-1 preferred stock	1,392,300	$3.6 million
Series C preferred stock	2,487,770	$13.0 million
Series D preferred stock	11,409,360	$59.5 million
Common stock	3,125,236[2]	$0.1 million
TOTAL	20,391,864 (20,614,837 on an as-converted basis)	$91.7 million

[1]	Shares of Series A preferred stock convert to common stock on a 1:1.1259 basis. Shares of Series B preferred stock convert to common stock on a 1:1.1111 basis. All other series of preferred stock convert to common stock on a 1:1 basis.
[2]	Includes (i) 1,616,514 shares outstanding as of March 31, 2015, (ii) 758,050 shares expected to be issued upon the net exercise of warrants outstanding as of March 31, 2015 based on the midpoint of the estimated initial public offering price range and (iii) 750,672 shares of common stock expected to be issued upon payment of dividends to the Company’s Series C and Series D preferred stockholders (assuming a payment date of July 21, 2015).

U.S. Securities and Exchange Commission

July 13, 2015

Notes to the Consolidated Financial Statements

13. Subsequent Events, page F-39

4.	Reference is made to the stock options granted in June 2015 with an exercise price of $6.705 per share. Please tell us whether stock options were issued with an exercise price equal to the fair value of common stock at the date of grant. If so, please explain the reason the fair value of your common stock at the date of grant for such options was significantly lower than the fair value underlying your common stock to be sold in the offering. As part of your response, tell us the vesting terms and the amount of any compensation expense that will be recognized upon consummation of the offering. If material, consider disclosing the amount within MD&A or elsewhere as appropriate.

The Company advises the Staff that, as described beginning on page 74 of the Registration Statement, the Company performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in determining the common stock’s fair value for purposes of granting stock-based awards. The Board also considers numerous objective and subjective factors, including the factors set forth on pages 74 and 75 of the Registration Statement, the expectations for the Company’s initial public offering and the most recent valuation reports prepared by an independent third-party valuation specialist. The Board also determines that the methodologies, assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

On June 11 and June 18, 2015, the Company granted options to purchase 734,901 and 97,317 shares of the Company’s common stock, respectively, to certain of its directors, employees and consultants at an exercise price of $6.705 per share. At the time that the June 11 and June 18, 2015 stock options were approved, the Board determined that the fair value of the Company’s common stock underlying such stock options was $6.69755 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described on pages 74 and 75 of the Registration Statement and on the June 5, 2015 valuation report that the Company received on June 8, 2015 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of June 5, 2015, the fair value of the Company’s common stock was $6.69755 per share. In performing its analysis, the Board evaluated the methodologies, assumptions and inputs underlying the Valuation Report and determined that such methodologies, assumptions and inputs remained reasonably accurate as of June 11 and June 18, 2015, and that the valuation arrived at in such Valuation Report continued to represent a reasonable estimate of the fair value of the Company’s common stock as of June 11 and June 18, 2015.

U.S. Securities and Exchange Commission

July 13, 2015

The Company respectfully submits to the Staff that it believes the difference between the fair value of its common stock as of June 11 and 18, 2015 and the estimated preliminary initial public offering price range of the Company’s common stock is the result of a number of factors, including the following:

•	the estimated initial public offering price range assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s fair value determination;

•	the estimated initial public offering price range is not derived using a formal determination of fair value, but is instead the result of discussions between the Company’s management and the lead underwriters; and

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company, including those described in the first bullet above, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board and in the third-party Valuation Report.

The Company respectfully submits to the Staff that it believes that the third-party Valuation Report, and the Board’s determination of the fair value of the Company’s common stock as of June 11 and 18, 2015, were based on methodologies, assumptions and inputs that were appropriate for valuing the common stock of a private company at those respective dates.

However, the Company advises the Staff that looking in hindsight at the close proximity in time of the June 2015 stock option grants and the determination of the estimated preliminary initial public offering price range of the Company’s common stock, the Company has decided to retrospectively reassess the fair value of the June 2015 stock option grants solely for the financial reporting purposes that will be utilized in determining the applicable stock-based compensation expense for the June 2015 stock option grants. The Company has retrospectively reassessed that fair value solely for financial reporting purposes to be $15.00 per share, which is the midpoint of the estimated preliminary initial public offering price range.

Of the stock options granted in June 2015, options to purchase 755,036 shares of common stock vest over a four-year period and options to purchase 77,182 shares of common stock vest over a one-year period. None of the stock options granted in June 2015 vest upon the completion of the Company’s initial public offering.

With respect to the stock options granted in June 2015, the Company expects to recognize aggregate stock-based compensation expense as follows: $0.2 million will be recognized during the second quarter of 2015, $0.8 million during the third quarter of 2015, $0.8 million during the fourth quarter of 2015, $2.7 million in 2016, $2.3 million in 2017, $2.3 million in 2018 and $1.0 million in 2019. No stock-based compensation expense will be recognized upon the completion of the Company’s initial public offering.

U.S. Securities and Exchange Commission

July 13, 2015

In light of the Company’s significant historical and expected future net losses, the Company respectfully submits to the Staff that it does not believe that disclosure of the vesting terms and the amount of stock-based compensation expense recognized in future periods need to be disclosed in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or elsewhere in the Registration Statement and such information is not meaningful to investors.

*****

U.S. Securities and Exchange Commission

July 13, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Nick Glover, Chief Executive Officer

Sukhi Jagpal, Chief Financial Officer

ProNAi Therapeutics, Inc.

Stephen Graham, Esq.

James Evans, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Charles S. Kim, Esq.

David Peinsipp, Esq.

Divakar Gupta, Esq.

Cooley LLP